UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2023

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CONTENTS

Pricing of Registered Direct Offering

On December 7, 2023, Foresight Autonomous Holdings Ltd., or the Registrant, entered into definitive securities purchase agreements, each, a Purchase Agreement, with U.S. institutional investors and Israeli investors, or the purchasers, to purchase an aggregate of 4,500,000 of the Registrant’s American Depositary Shares, or ADSs, representing 135,000,000 ordinary shares, no par value, at a purchase price of $1.00 per ADS in a registered direct offering, or the Registered Direct Offering. The total gross proceeds to the Registrant from the Registered Direct Offering will total approximately $4.5 million. The closing of the sale of the ADSs is expected to occur on or about December 11, 2023, subject to the satisfaction of customary closing conditions. There were two insider participants of the Registrant in the Registered Direct Offering: Magna BSP Ltd, a significant shareholder of the Registrant controlled by the Registrant’s Chief Executive Officer, Haim Siboni, and Sivan Siboni-Scherf, the Vice President of Human Resources of the Registrant. The aggregate amount invested by the insider participants in the Registered Direct Offering was $525,000.

Pursuant to the Purchase Agreements, the Registrant has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of forty-five (45) days following the closing of the Registered Direct Offering, subject to certain customary exceptions.

The Registrant also entered into a letter agreement, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, as placement agent, or the Placement Agent, dated December 7, 2023, pursuant to which the Placement Agent agreed to serve as the placement agent for the Registrant in connection with the Registered Direct Offering. The Registrant agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds received for the ADSs in the Registered Direct Offering provided, however that for certain investors, the Placement Agent shall credit the Registrant four percent (4.0%) of the aggregate purchase price paid by such purchasers. The Registrant has also agreed to reimburse the Placement Agent for certain fees and disbursements incurred by them in connection with the Registered Direct Offering in an amount of up to $50,000.

The ADSs to be issued in the Registered Direct Offering will be issued pursuant to: (i) a prospectus supplement, dated as of December 7, 2023, which will be filed with the Securities and Exchange Commission, or the SEC, in connection with a takedown from the Registrant’s shelf registration statement on Form F-3 (File No. 333-252334), which became effective on February 1, 2021. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Registrant’s press release containing additional details of the Registered Direct Offering is filed as Exhibit 99.1 hereto. Copies of the form of Purchase Agreement and the Placement Agency Agreement are filed as Exhibits 10.1 and 10.2, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-252334) and Form S-8 (Registration Nos. 333-229716, 333-239474 and 333-268653), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the opinion of Lipa Meir & Co. relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Registrant is using forward-looking statements in this Report when it discusses expected timing of the closing of the offering and planned use of the net proceeds from the offering. Because such statements deal with future events and are based on the Registrant’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Registrant could differ materially from those described in or implied by the statements in this Report.

The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Registrant’s annual report on Form 20-F filed with the SEC on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Registrant undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Registrant is not responsible for the contents of third party websites.

Exhibit No.	Description
5.1	Opinion of Lipa Meir & Co.
10.1	Form of Securities Purchase Agreement.
10.2	Placement Agency Agreement dated December 7, 2023.
23.1	Consent of Lipa Meir & Co. (included in Exhibit 5.1).
99.1	Press Release issued by Foresight Autonomous Holdings Ltd. on December 7, 2023, titled “Foresight Autonomous Holdings Ltd. Announces Pricing of $4.5 Million Registered Direct Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer

Date: December 8, 2023